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                           January 25, 2023

       Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street, Ste 400
       Denver, Colorado 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed January 18,
2023
                                                            File No. 024-11859

       Dear Stone Douglass:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 3 to Form 1-A

       Cover Page

   1. We note your response to comment 2. Please revise the cover page and page 2 of your registration statement
to remove the disclosure related to the offer and sale of the securities underlying
the convertible notes.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Stone Douglass
GeoSolar Technologies, Inc.
January 25, 2023
Page 2

action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameStone Douglass
                                                        Division of Corporation
Finance
Comapany NameGeoSolar Technologies, Inc.
                                                        Office of Manufacturing
January 25, 2023 Page 2
cc:       William T. Hart
FirstName LastName